May 23, 2019

Jennifer R. Kneale
Chief Financial Officer
Targa Resources Corp.
811 Louisiana St.
Suite 2100
Houston, TX 77002

       Re: Targa Resources Corp.
           Form 10-K for the Year Ended December 31, 2018
           Filed March 1, 2019
           File No. 001-34991
           Targa Resources Partners LP
           Form 10-K for the Year Ended December 31, 2018
           Filed March 1, 2019
           File No. 001-33303

Dear Ms. Kneale:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

General

1. Please confirm to us that you will apply all comments to both Targa Resources Corp. and
      Targa Resources Partners LP as applicable.
 Jennifer R. Kneale
FirstName LastNameJennifer R. Kneale
Targa Resources Corp.
Comapany NameTarga Resources Corp.
May 23, 2019
May 23, 2019 Page 2
Page 2
FirstName LastName
Targa Resources Corp. Form 10-K for the Year Ended December 31, 2018

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations
Our Non-GAAP Financial Measures, page 63

2. We note the adjustment for the Splitter Agreement to your non-GAAP measure TRC
         Adjusted EBITDA. Please tell us why revenue that is required to be deferred under
         GAAP is added back to your non-GAAP performance measure. In doing so, please tell us the basis for computation of the amounts added back in each year. Additionally, tell us how you considered whether this is an individually tailored revenue recognition and measurement method pursuant to Question 100.04 of the Non-GAAP
Compliance
         & Disclosure Interpretations. Finally, please tell us how you intend to recognize the $129 million on the income statement and non-GAAP measure if the Vitol dispute results in your favor. We may have further comment.
Note 3   Significant Accounting Policies
Consolidation Policy, page F-11

3. You disclose that you proportionally consolidate certain gas and processing facilities in which you hold an undivided interest in and are responsible for your proportionate share of costs and expenses. Please identify which facilities you proportionately consolidate, the proportionate share relative to the total share of the revenues, expenses, assets and liablities of these undivided interests. Please explain in detail your basis in GAAP for using proportionate consolidation to reflect such operations. In doing so, please tell us the reasons your application of proportionate consolidation does not violate ASC 810-10-
         45-14. If you believe that you are in either the construction or extractive industies, please explain why.
Notes to Consolidated Financial Statements
Note11- Other Long-term Liabilities
Mandatorily Redeemable Preferred Interests, page F-41

4. We are unclear as to the reasons that the amendment to increase the priority return for capital contributions made on or after January 1, 2018 and the addition of a non-consent feature with respect to certain capital projects undertaken during the same time frame would result in the elimination of the redemption value. Please explain the mechanics of the adjustment to interest income as well as the economic reasons the amendments had a positive effect on net income and the reasons the preferred holders would agree to amendments that reduced the redemption value of their interests. Please be detailed in your response.
 Jennifer R. Kneale
Targa Resources Corp.
May 23, 2019
Page 3

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Yong Kim, Staff Accountant at (202) 551-3323 or James Allegretto,
Senior Assistant Chief Accountant, at (202) 551-3849 with any questions.



FirstName LastNameJennifer R. Kneale                      Sincerely,
Comapany NameTarga Resources Corp.
                                                          Division of
Corporation Finance
May 23, 2019 Page 3                                       Office of Consumer
Products
FirstName LastName